As filed with the Securities and Exchange Commission on May 3, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Vishay Intertechnology, Inc.
(Name of subject company (issuer))

Vishay Intertechnology, Inc.
(Offeror)
(Names of filing persons (identifying status as offeror, issuer or other person))

Liquid Yield Option™ Notes Due 2021 (Zero Coupon-Subordinated)
(Title of class of securities)

928298AD0
(CUSIP numbers of class of securities)

Richard N. Grubb	With copy to:
Chief Financial Officer	Abbe L. Dienstag, Esq.
Vishay Intertechnology, Inc.	Kramer Levin Naftalis & Frankel LLP
63 Lincoln Highway	1177 Avenue of the Americas
Malvern, Pennsylvania 19355-2143	New York, New York 10036
(610) 644-1300	(212) 715-9100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$137,909,864.40	$14,756.35

*

Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated), as described herein, is $639.76 per $1,000 principal amount at maturity outstanding. As of May 3, 2006, there was $215,565,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $137,909,864.40.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Filing Party:
	Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction

This Tender Offer Statement on Schedule TO is filed by Vishay Intertechnology, Inc. a Delaware corporation. This Schedule TO relates to the option of the holders of Vishay’s Liquid Yield Option™ Notes due 2021 (Zero Coupon-Subordinated) (“LYONs”) to require Vishay to purchase their LYONs on the purchase date of June 4, 2006. The option is exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the company notice, dated May 3, 2006, the LYONs and the related offer materials, copies of which are incorporated by reference as exhibits to this Schedule TO. The option will expire at 5:00 p.m., New York City time, on June 2, 2006, the business day prior to the purchase date and will not be extended. The LYONs were issued pursuant to an indenture, dated as of June 4, 2001, between Vishay and The Bank of New York, as trustee.

The purchase price under the option is $639.76 per $1,000 principal amount at maturity of the LYONs. The purchase price will be paid in cash.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice, filed as an exhibit to this Schedule TO, is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, Vishay’s financial condition is not material to a holder’s decision to exercise their option to require Vishay to repurchase the LYONs, because (i) the consideration being paid to holders surrendering the LYONs consists solely of cash, (ii) the option of the holders to require Vishay to repurchase the LYONs is not subject to any financing conditions, (iii) the option of the holders to require Vishay to repurchase the LYONs applies to all outstanding LYONs, and (iv) Vishay is a public reporting company that files reports electronically on EDGAR.  The financial condition and results of operations of Vishay and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11.  Additional Information

(a) Not applicable.

(b) Not applicable.

Item 12.  Exhibits

(a)(1)(A)	Company Notice to Holders of Liquid Yield Option™ Notes due 2021, dated May 3, 2006

(a)(1)(B)	Form of Purchase Notice

(a)(1)(C)	Form of Withdrawal Notice

(a)(1)(D)	Form of Letter to Brokers, Dealers, etc.

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release dated April 4, 2006 (incorporated by reference to Exhibit 99 to our current report on Form 8-K filed on April 4, 2006).

(a)(5)(B)	Press Release dated May 3, 2006

(b)(1)(A)

Second Amended and Restated Vishay Intertechnology, Inc. Long Term Revolving Credit Agreement and Consent, made as of July 31, 2003, by and among Vishay Intertechnology, Inc., the Permitted Borrowers (as defined), the Lenders signatory thereto and Comerica Bank, as Co-lead Arranger Co-Book Running Manager and Administrative Agent, et al. (incorporated by reference to Exhibit 10.2 to our 2003 Annual Report on Form 10-K).

(b)(1)(B)

Consent and First Amendment to Vishay Intertechnology, Inc. Second Amended and Restated Long Term Revolving Credit Agreement, dated as of May 14, 2004 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed on May 25, 2004).

(b)(1)(C)

Consent and Second Amendment to Vishay Intertechnology, Inc. Second Amended and Restated Long Term Revolving Credit Agreement, dated as of August 6, 2004 (incorporated by reference to Exhibit 10.5 to our 2004 Annual Report of Form 10-K).

(d)(1)

Indenture dated as of June 4, 2001 between Vishay Intertechnology, Inc. and Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed on June 18, 2001 except that clause (x) of Section 5 of Exhibit A-1 thereof is corrected to read “(x) 0.0625% of the average LYON Market Price for the Five Day Period with respect to such Contingent Interest Period and”).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2006
VISHAY INTERTECHNOLOGY, INC

	By:	/s/ Richard N. Grubb

	Name:	Richard N. Grubb
	Title:	Executive Vice President, Treasurer and
Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of Liquid Yield Option™ Notes due 2021, dated May 3, 2006

(a)(1)(B)	Form of Purchase Notice

(a)(1)(C)	Form of Withdrawal Notice

(a)(1)(D)	Form of Letter to Brokers, Dealers, etc.

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(5)(A)	Press Release dated April 4, 2006 (incorporated by reference to Exhibit 99 to our current report on Form 8-K filed on April 4, 2006).

(a)(5)(B)	Press Release dated May 3, 2006

(b)(1)(A)

Second Amended and Restated Vishay Intertechnology, Inc. Long Term Revolving Credit Agreement and Consent, made as of July 31, 2003, by and among Vishay Intertechnology, Inc., the Permitted Borrowers (as defined), the Lenders signatory thereto and Comerica Bank, as Co-lead Arranger Co-Book Running Manager and Administrative Agent, et al. (incorporated by reference to Exhibit 10.2 to our 2003 Annual Report on Form 10-K).

(b)(1)(B)

Consent and First Amendment to Vishay Intertechnology, Inc. Second Amended and Restated Long Term Revolving Credit Agreement, dated as of May 14, 2004 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed on May 25, 2004).

(b)(1)(C)

Consent and Second Amendment to Vishay Intertechnology, Inc. Second Amended and Restated Long Term Revolving Credit Agreement, dated as of August 6, 2004 (incorporated by reference to Exhibit 10.5 to our 2004 Annual Report of Form 10-K).

(d)(1)

Indenture dated as of June 4, 2001 between Vishay Intertechnology, Inc. and Bank of New York as Trustee (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed on June 18, 2001 except that clause (x) of Section 5 of Exhibit A-1 thereof is corrected to read “(x) 0.0625% of the average LYON Market Price for the Five Day Period with respect to such Contingent Interest Period and”).

(g)	None.

(h)	None.